SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
                                     UNDER
                      SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ------------------------
                        INTERACTIVE INTELLIGENCE, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                     N/A*
                     (Cusip Number of Class of Securities)

                               MICHAEL J. TAVLIN
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        INTERACTIVE INTELLIGENCE, INC.
                          8909 PURDUE ROAD, SUITE 300
                          INDIANAPOLIS, INDIANA 46268
                                (317) 872-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   COPY TO:

                           James A. Aschleman, Esq.
                                Baker & Daniels
                     300 North Meridian Street, Suite 2700
                          Indianapolis, Indiana 46204
                                 (317)237-0300

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
     TRANSACTION VALUATION                        AMOUNT OF FILING FEE
         To be provided                              To be provided
-------------------------------------------------------------------------------
---------------------------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4.
          [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 45839M 10 3.

     Attached below please find an e-mail from Donald E. Brown, M.D., the President and CEO of Interactive Intelligence, Inc. (the "Company") to all employees of the Company and its subsidiaries that is relevant to the Company's decision to make an Offer to Exchange Stock Options to employees.

April 19, 2001

To: All Interactive Intelligence Team Members

Today, i3 is announcing an important opportunity for team members with i3 stock options.

As you know, the stock market has been incredibly volatile over the past few months. So much so that most technology companies have seen their stock prices battered. The Board of Directors of i3 recognizes that the stock option program is valuable to team members and that the overall market environment has left many of your options at exercise prices much higher than our current stock price.

In response to this unusual situation, we are announcing the Interactive Intelligence Employee Stock Option Exchange Program. This voluntary program allows all Interactive Intelligence team members to cancel existing options granted under our 1999 Stock Option and Incentive Plan and exchange them for new ones that will be granted no earlier than 6 months and 1 day from the date of cancellation. The new grants will have an exercise price equal to the fair market value of i3's common stock on the date of the new grant and will generally have the same terms, conditions and vesting schedules as the original grants except that vesting of the new grants will not accelerate in the event of a change of control of the company.

This is not a stock option re-pricing. A re-pricing would force the company to take a significant charge to earnings and would hinder the company's earnings growth.

Speaking for all of management and the Board of Directors, we continue to believe that Interactive Intelligence's opportunities for growth are better than ever and, as always, are looking for ways to reward team members for their hard work and commitment. This program is an important indication of our appreciation for the effort of the entire Interactive Intelligence team.

Sincerely,



Don

I3'S OFFER WILL BE MADE UNDER THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER TO EXCHANGE AND RELATED DOCUMENTS. I3 WILL DISTRIBUTE THE OFFER TO EXCHANGE AND RELATED DOCUMENTS TO ITS EMPLOYEES. BEFORE YOU DECIDE WHETHER TO TENDER ANY OF YOUR OPTIONS, YOU SHOULD CAREFULLY READ THE ENTIRE OFFER TO EXCHANGE AND RELATED DOCUMENTS WHEN THEY ARE DELIVERED TO YOU, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. I3 WILL FILE THESE MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. YOU WILL BE ABLE TO OBTAIN THESE MATERIALS AND OTHER DOCUMENTS FILED BY I3 WITH THE SEC WITHOUT CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN A COPY OF THE DOCUMENTS REFERRED TO IN THE OFFER TO EXCHANGE, OTHER THAN EXHIBITS TO SUCH DOCUMENT (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENT) AT NO COST BY WRITING TO MS. JESSICA EGG AT INTERACTIVE
INTELLIGENCE, INC., 8909 PURDUE ROAD, SUITE 300, INDIANAPOLIS, INDIANA 46268, OR TELEPHONING HER AT 317/715-8507.